UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXETER RESOURCE CORPORATION

(Exact Name of Registrant as Specified in its Charter)

(Name of Person(a) Filing Proxy Statement, if other than the Registrant)

British Columbia, Canada

(State or other jurisdiction of incorporation)

001-33136

(Commission File No.)

N/A

(IRS Employer Identification No.)

Suite 1660 – 999 West Hastings Street

Vancouver, British Columbia V6C 2W2

(604) 688-9592

(Address and Telephone Number of Registrant)

Cecil Bond

Chief Financial Officer

Suite 1660 – 999 West Hastings Street

Vancouver, British Columbia V6C 2W2

(604) 688-9592

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Registrant)

With Copies to:

Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80127 (303) 352-1133	Cyndi Laval Gowling WLG (Canada) LLP 550 Burrard Street, Suite 2300, Bentall 5 Vancouver, British Columbia V6C 2B5 (604) 891-2712

EXETER RESOURCE CORPORATION

Suite 1660 – 999 West Hastings Street

Vancouver, British Columbia V6C 2W2

INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and

Securities Exchange Commission Rule 14f-1)

NOTICE OF CHANGE IN THE

MAJORITY OF THE BOARD OF DIRECTORS

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED

NOT TO SEND US A PROXY

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS

REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

JUNE 13, 2017

The information contained in this Information Statement is being furnished to all holders of common shares of Exeter Resource Corporation, a corporation incorporated under the laws of British Columbia (“Exeter” and the “Company”), at the close of business on June 13, 2017 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 under that Act in order to effect a change in majority control of the Company’s Board of Directors (the “Exeter Board”) other than by a meeting of stockholders. This Information Statement is being distributed on or about June 14, 2017.

VOTING SECURITIES

As of June 13, 2017, there were 93,157,753 common shares of Exeter (“Common Shares”) issued and outstanding. Each outstanding common share is entitled to one vote per share.

GOLDCORP TENDER OFFER

The change in the majority of the Exeter Board in being made pursuant to the offer to purchase (the “Offer”) by Goldcorp Inc. (“Goldcorp”) for all of the issued and outstanding Common Shares. Goldcorp is offering to purchase all the outstanding Common Shares on the basis of 0.12 of a Goldcorp common share for each Common Share. The Offer is subject to certain conditions which are described under the heading “Conditions of the Offer” of the Directors’ Circular including, without limitation, there having been validly deposited pursuant to the Offer and not withdrawn at the expiry time of the Offer that number of Common Shares which constitutes more than 50% of the Common Shares outstanding. This condition cannot be waived by Goldcorp.

The original Offer was set to expire on May 26, 2017. On May 26, 2017, Goldcorp filed a Notice of Extension and Variation, to, among other things, (i) waive the condition of the Offer that there be validly tendered under the Offer and not withdrawn that number of Common Shares representing not less than 66 2/3% of the outstanding Common Shares (calculated on a fully-diluted basis); and (ii) extend the Offer to 5:00 p.m. (Toronto Time) on June 7, 2017.

On June 7, 2017, Goldcorp filed a Notice of Extension to further extend the Offer to the current expiry date of 5:00 p.m. (Toronto Time) on June 20, 2017 (“Expiry Date”). This extension constitutes a “subsequent offering period” under U.S. securities laws and any Exeter Shares tendered during this subsequent offering period will be immediately taken up and be promptly paid.

Goldcorp has filed a registration statement on Form F-10, as amended, with the United States Securities and Exchange Commission (“SEC”) relating to the common shares it proposes to issue to Exeter shareholders in connection with the Offer that includes the Offer to Purchase and Circular of Goldcorp in relation to the Offering as a prospectus (the “Prospectus”) and has filed a Schedule TO, as amended, under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Exeter has filed a Schedule 14D-9, as amended, with the SEC under the Exchange Act, relating to its support of the Offer.

As of June 13, 2017, Goldcorp has taken up 75,025,136 Common Shares, representing 80.54% of the issued and outstanding Common Shares.

CHANGE IN CONTROL

Pursuant to the Offer, Goldcorp currently controls 80.54% of issued and outstanding Common Shares and by the end of the offering period on the Expiry Date, Goldcorp could control up to 100% of the Common Shares, depending on the number of Common Shares tendered to the Offer between the date hereof and the Expiry Date.

Under the terms of the amended and restated support agreement between Exeter and Goldcorp, dated April 19, 2017 (the “Amended and Restated Support Agreement”), the current Exeter Board has agreed to appoint 3 directors nominated by Goldcorp to the Exeter Board effective as of June 24, 2017 and each of Exeter’s current directors, other than Robert G. Reynolds and Julian Bavin, will resign, effective June 24, 2017. Additionally, the Exeter Board will accept the resignations of Wendell M. Zerb, President and Chief Executive Officer, Cecil Bond, Chief Financial Officer, and Jeremy Perkins, Vice President of Development and Operations and will appoint Kim Hackneg as Chief Executive Officer, Jason Attew as Chief Financial Officer and Randall Chatwin as Corporate Secretary of Exeter.

NEW MEMBERS OF THE BOARD OF DIRECTORS

Effective June 24, 2017, each of the current directors of Exeter, other than Robert G. Reynolds and Julian Bavin, will resign as a director of Exeter and Jason Attew, Ali Pejman and Jamie Rogers will be appointed as directors of Exeter until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with Exeter’s constating documents.

Information of New Directors

Name	Position to be appointed	Positions with Goldcorp
Jason Attew	Director	Senior Vice President, Corporate Development and Strategy
Ali Pejman	Director	—
Jamie Rogers	Director	—

•	Jason Attew – Director

Mr. Attew, is Goldcorp’s Senior Vice President, Corporate Development and Strategy, a position he has held since August 15, 2016. Prior to August 2016, he was a Managing Director of BMO’s Global Metals & Mining team, a position he held from November 2010 until July 2016. Mr. Attew began his career as a Project Manager for a geological exploration company before embarking on a finance career in 2001. Mr. Attew holds a Bachelor of Science from the University of British Columbia, as well as a Master of Business Administration from Queen’s University in Ontario.

•	Ali Pejman – Director

Ali Pejman, FCA is a partner at Fort Capital Partners, a leading boutique investment banking firm based in Vancouver, a position he has held since April, 2016. Mr. Pejman has over 17 years of mining investment banking experience. Prior to joining Fort Capital Partners, from April, 2000 to April, 2016 Mr. Pejman served as Managing Director of Mining Investment Banking at Canaccord Genuity and led that firm’s venture capital business. At the behest of the Attorney General of BC, he serves on the Province’s Metro Vancouver Transit Police Board of Directors and chairs its audit committee. Mr. Pejman is a Fellow of the Chartered Accountants of British Columbia and received his Chartered Accountant designation in 1997. He earned his Bachelor of Commerce from the University of British Columbia in 1994.

•	Jamie Rogers – Director

Jamie Rogers is a Managing Director with BMO Capital Markets and has been the Head of Investment & Corporate Banking in British Columbia since 2009. Mr. Rogers has 21 years of investment banking experience, having joined BMO Capital Markets in 1996. During his time at BMO Capital Markets, Mr. Rogers’ focus has primarily been on the metals & mining sector. Mr. Rogers holds an Honours Bachelor of Commerce degree from the University of British Columbia and is a CFA charterholder.

Conflicts of Interest

There are no family relationships among any current directors, officers or persons nominated to be directors of the Company. The directors above were nominated to be directors pursuant to the Support Agreement in relation to the Offer by Goldcorp, as described above.

Legal Proceedings

During the past ten years, none of the above nominees for director has:

(a)	filed or has had filed against such person, a petition under the U.S. federal bankruptcy laws or any state insolvency law, nor has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of such person, or any partnership in which such person was a general partner, at or within two years before the time of filing, or any corporation or business association of which such person was an executive officer, at or within two years before such filings;

(b)	been convicted or pleaded guilty or nolo contendere in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

(c)	been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s activities in any type of business, securities, trading, commodity or banking activities;

(d)	been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any U.S. federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any type of business, securities, trading, commodity or banking activities, or to be associated with persons engaged in any such activity;

(e)	been found by a court of competent jurisdiction in a civil action or by the SEC, or by the U.S. Commodity Futures Trading Commission to have violated a U.S. federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

(f)	been the subject of, or a party to, any U.S. federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any U.S. federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(g)	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C.78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the U.S. Commodity Exchange Act (7 U.S.C.1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CURRENT OFFICERS AND DIRECTORS

The name, jurisdiction of residence and position of Exeter’s current officers and directors are set forth below:

Name, Position(s) with the Company and Municipality of Residence	Principal Occupation	Period (s) Served
Bryce G. Roxburgh Co-Chairman of the Board Director Manila, Philippines	Co-Chairman of the Company since February 27, 2013; President and CEO of the Company from September 2003 to March 2013; Chairman of Rugby Mining Limited since January 2007.	March 20, 2003 to date

Yale R. Simpson Co-Chairman of the Board Director West Vancouver, B.C. Canada	Co-Chairman of the Company since February 27, 2013; Chairman of the Company from September 11, 2003 to February 27, 2013; Director of Rugby Mining Limited since January 2007; Adamera Minerals since February 2013; President of Canaust Resource Consultants Ltd. since 1992; Co-Chairman of Extorre Gold Mines Limited from March 2010 until August 2012; Director of Diamonds North Resources Ltd. from March 2002 to February 2013; Director of Maudore Minerals Ltd. from November 2010 to June 2012; Director of Independence Gold Corp. from December 2011 to October 2014.	June 10, 2003 to date

Robert G. Reynolds Director Sydney, Australia	Director of Rugby Mining Limited since January 24, 2007; Director of Dacian Gold Limited since October 2012; Director of Convergent Minerals Limited from December 2011 to December 2016; Director of Extorre Gold Mines Limited from March 2010 until August 2012; Director of Global Geoscience Limited from December 2007 to December 2015; and Director of Chesser Resources Limited from October 2012 to February 2015.	June 12, 2007 to date

Julian Bavin Director Santiago, Chile	Director of Prism Resources since May 2012; Director of Minera IRL Ltd from December 2015 to December 2016; Director of Pan Global Resources from June 2010 to July 2015; Director of Estrella Resources from May 2012 to June 2015	March 25, 2010 to date

John Simmons Director Sydney, Australia	Fellow of the Institute of Chartered Accountants in Australia. Partner with Simmons Johnson & Co. Chartered Accountants (now Nexia Court) from 1978 to 2012.	August 18, 2010 to date

Wendell M. Zerb President and Chief Executive Officer Burnaby, B.C. Canada	Appointed as President and Chief Executive Officer on February 27, 2013; Senior Mining Analyst for Canaccord Capital from March 2005 to July 2012 registered Professional Geologist with the Association of Professional Engineers, and Geoscientists of Alberta (APEGA).	February 27, 2013 to date

S. R. Jeremy Perkins VP Development and Operations Sydney, Australia	Appointed as Vice President Development and Operations on February 1, 2005; Chartered Professional Metallurgist (CPmet), Director and Principal, J Perkins & Associates Pty Ltd, an industry consultant firm since 1989.	February 1, 2005 to date

Cecil Bond Chief Financial Officer Langley, B.C. Canada	Appointed as Chief Financial Officer on April 13, 2005; Chartered Professional Accountant. Director of Rugby Mining Limited from March 2009 until September 2012; Director of Extorre Gold Mines Limited from December 2009 to March 2010; VP Finance of Extorre from March 2010 until August 2012; Director and officer of various private companies.	April 13, 2005 to date

Background of Officers and Directors

Bryce Roxburgh

Bryce Roxburgh has a Bachelor of Science degree in geology and geophysics from Sydney University and over 40 years’ experience in the exploration and mining industry. Mr. Roxburgh has been Co-Chairman of the Company since February 27, 2013 and previously served as President and CEO of the Company from September 2003 to March 2013. Mr. Roxburgh has also served as a director and Chairman of Rugby Mining Limited since January 2007 and was previously Co-Chairman of Extorre Gold Mines Limited from March 2010 until August 2012.

Yale Simpson

Yale Simpson has a Bachelor of Applied Science (Geological Engineering) from the University of British Columbia, Canada with more than 30 years’ experience in the exploration and mining industry. Mr. Simpson has been Co-Chairman of the Company since February 27, 2013 and previously served as Chairman of the Company from September 11, 2003 to February 27, 2013. Mr. Simpson has served as a director of Rugby Mining Limited since January 2007; Adamera Minerals since February 2013; President of Canaust Resource Consultants Ltd. since 1992. Previously he was Co-Chairman of Extorre Gold Mines Limited from March 2010 until August 2012; director of Diamonds North Resources Ltd. from March 2002 to February 2013; Maudore Minerals Ltd. from November 2010 to June 2012; Independence Gold Corp. from December 2011 to October 2014.

Robert Reynolds

Robert Reynolds, a retired Chartered Accountant, has been involved in mining, exploration and resource development companies for more than 30 years. Mr. Reynolds has served as a director of Rugby Mining Limited since January 24, 2007; Dacian Gold Limited since October 2012. Previously he served as a director of Convergent Minerals Limited from December 2011 to December 2016; Extorre Gold Mines Limited from March 2010 until August 2012; Global Geoscience Limited from December 2007 to December 2015; and Chesser Resources Limited from October 2012 to February 2015.

Julian Bavin

Julian Bavin has over 30 years of technical, operational and commercial experience in mineral exploration.

Mr. Bavin has served as a director of the Company since March 25, 2010, director of Prism Resources since May 2012. Previously he served as a director of Minera IRL Ltd from December 2015 to December 2016; as President CEO and director of Pan Global Resources from June 2010 to July 2015; director of Estrella Resources from May 2012 to June 2015.

John Simmons

John Simmons, a Fellow of the Institute of Chartered Accountants in Australia, retired from public practice in 2012 after a career of over 40 years. Mr. Simmons has served as a director of the Company since August 18, 2010.

Wendell Zerb

Wendell Zerb, a registered Professional Geologist with the Association of Professional Engineers, and Geoscientists of Alberta (APEGA) has 30 years combined experience in mining, mineral exploration and capital markets/financial analysis. Mr. Zerb was appointed as President and Chief Executive Officer of the Company on February 27, 2013. He was previously Director, Research Analyst, Metals and Mining, Canaccord Genuity Inc, until July, 2012.

Jerry Perkins

Jerry Perkins, is a Fellow of the Australian Institute of Mining and Metallurgy and a Chartered Professional Metallurgist (CPmet), with over 40 years’ experience in the mining and metallurgical industry in technical, operational and corporate management positions. Mr. Perkins was appointed as Vice President Development and Operations of the Company on February 1, 2005; and has served as a director and Principal, of J Perkins & Associates Pty Ltd, an industry consultant firm since 1989.

Cecil Bond

Cecil Bond is a Chartered Professional Accountant (CPA, CA) with over 30 years of experience in public and private companies. Mr. Bond was appointed as Chief Financial Officer of the Company on April 13, 2005. He also serves as a director and officer of various private companies. Previously he served as a director of Rugby Mining Limited from March 2009 until September 2012; and VP Finance of Extorre Gold Mines Limited from March 2010 until August 2012.

Legal Proceedings

Except as disclosed below, during the past ten years, none of the above officers or directors of the Company has:

(a)	filed or has had filed against such person, a petition under the U.S. federal bankruptcy laws or any state insolvency law, nor has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of such person, or any partnership in which such person was a general partner, at or within two years before the time of filing, or any corporation or business association of which such person was an executive officer, at or within two years before such filings;

(b)	been convicted or pleaded guilty or nolo contendere in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

(c)	been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s activities in any type of business, securities, trading, commodity or banking activities;

(d)	been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any U.S. federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any type of business, securities, trading, commodity or banking activities, or to be associated with persons engaged in any such activity;

(e)	been found by a court of competent jurisdiction in a civil action or by the SEC, or by the U.S. Commodity Futures Trading Commission to have violated a U.S. federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

(f)	been the subject of, or a party to, any U.S. federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any U.S. federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(g)	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C.78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the U.S. Commodity Exchange Act (7 U.S.C.1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Mr. Robert Reynolds was previously a director of Convergent Minerals Ltd. (ASX: CVG) (“Convergent”). Convergent went into voluntary administration on September 14, 2015. A Deed of Company Arrangement was entered into and commenced on January 14, 2016. Alan Hayes and Christian Sprowles of Hayes Advisory were appointed Deed Administrators. The Administrators have also executed a Creditors Trust Deed and a Heads of Arrangement with BCG E&P No. 1LLC and Berry Capital Group (Australia) Pty Ltd., dealing with the recapitalization of Convergent. Convergent subsequently changed its name to East West Energy Limited.

Conflicts of Interest

There are no family relationships among any current directors, officers or persons nominated to be directors of the Company.

CERTAIN RELATED PARTY TRANSACTIONS

Other than as set out below and elsewhere in this Information Statement, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, Common Shares, or exercising control or direction over Common Shares, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding c Common Shares, nor any proposed director, nor an associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any transaction since January 1, 2016 (being the commencement of the Company’s last completed financial year) or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries.

On March 28, 2017, the Company announced that it has entered into a definitive agreement with Goldcorp, whereby Goldcorp will acquire all of the outstanding Common Shares under a statutory plan of arrangement under the Business Corporations Act (British Columbia). On April 20, 2017, the Company announced that Goldcorp had formally commenced the Offer.

Pursuant to the Amended and Restated Support Agreement and Offer, all of the directors and officers of the Company, who own or control approximately 11% of the certain Common Shares (collectively, the “Shareholders”), have entered into voting support agreements, as amended (the “Voting Support Agreements”) with Goldcorp pursuant to which they have agreed, among other things, to support the transaction and vote Common Shares held by them or over which they exercise control or direction in favour of the transaction with Goldcorp. The current Exeter Board has unanimously approved the transaction with Goldcorp. Pursuant to the Voting Support Agreements, the obligation of the Shareholders shall automatically terminate (i) upon the termination of the definitive agreement in accordance with its terms, or (ii) on the effective date, as defined in the definitive agreement, whichever is the earliest to occur. The Voting Support Agreements may also be terminated at any time by the mutual written agreement of Goldcorp and each of the Shareholders.

In connection with the Offer, Goldcorp and Exeter have entered into the Amended and Restated Support Agreement made as of April 19, 2017, whereby, the parties amended and restated the arrangement agreement dated March 28, 2017 in its entirety to provide for the acquisition by Goldcorp of all of the issued and outstanding Common Shares pursuant to the Offer and which the Company agreed to support the Offer. Successful completion of the Offer is subject to a number of conditions, including, the Amended and Restated Support Agreement shall not have been terminated in accordance with its terms.

The Exeter Board, on the unanimous recommendation of its special committee, has, among others, unanimously approved Goldcorp’s acquisition of Exeter pursuant to the Offer. All of the directors and officers of the Company, representing approximately 11% of Exeter’s outstanding shares have agreed to tender to the Offer.

Policy on Related Party Transactions

The directors and officers of the Company are required by law to act honestly and in good faith with a view to upholding the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Exeter Board, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity with a related party, the non-interested directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time and will act in the best interest of the shareholders.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings relating to securities or other proceedings that could have an adverse impact on the Company in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

Board Meetings

The following table sets out the attendance of the directors at the four Exeter Board meetings and three independent director meetings held since the beginning of the most recently completed financial year to December 31, 2016:

Director	Board Meetings	Independent Director Meetings
Bryce G. Roxburgh	4/4	N/A
Yale R. Simpson	4/4	N/A
Robert G. Reynolds	4/4	3/3
Julian Bavin	4/4	3/3
John C. Simmons	4/4	3/3

No directors missed more than 75% of the meetings of the Exeter Board.

Director Independence

The Exeter Board is responsible for the Company’s corporate governance policies and has a separately designated standing Nominating and Corporate Governance Committee, Compensation Committee and Audit Committee. The Exeter Board has determined that all the members of the foregoing committees are “independent” based on the criteria for independence and unrelatedness prescribed by Section 803A of the NYSE MKT Company Guide.

Audit Committee

The Exeter Board has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Information Statement, the Company’s current Audit Committee is comprised of John Simmons, Robert G. Reynolds and Julian Bavin.

In the opinion of the Exeter Board, all the members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE MKT Company Guide). The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE MKT Company Guide. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Exeter Board.

The Audit Committee meets with the CEO, the CFO of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Exeter Board which independent registered public auditing firm should be appointed by the Company. In addition, the Audit Committee reviews and recommends to the Exeter Board for approval the annual financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

Audit Committee Financial Expert

The Exeter Board has determined that Robert G. Reynolds qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE MKT Company Guide).

Nominating and Corporate Governance Committee

Nominees for the Exeter Board are identified and recommended to the Exeter Board by the Nominating and Corporate Governance Committee. The Company’s current Nominating and Corporate Governance Committee is comprised of Robert G. Reynolds, John Simmons and Julian Bavin. The Nominating and Corporate Governance Committee is charged with the responsibility of, among other things, establishing the criteria for the selection of new directors, identifying qualified individuals to be presented to the Exeter Board and/or the Company’s shareholders, monitoring the orientation and continued education of the Company’s directors, reviewing the Exeter Board’s committee structure and making recommendations for committee member service. The Company has adopted a formal written Nominating and Corporate Governance Committee Charter addressing the nomination process and such related matters as may be required under federal securities laws. The Company’s Nominating and Corporate Governance Committee Charter is available on the Company’s website at www.exeterresource.com.

Compensation Committee

Compensation of the Company’s CEO and all other officers is recommended to the Exeter Board for determination by the Compensation Committee. The Company’s current Compensation Committee is comprised of Julian Bavin, Robert G. Reynolds and John Simmons. Each member of the Compensation Committee has been determined by the Exeter Board to be independent pursuant to Sections 803A and 805(c)(1) of the NYSE MKT Company Guide. The Compensation Committee meets periodically to develop, monitor and review the terms and conditions of compensation for officers and directors of the Company, and to determine senior management development, retention and succession planning. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote on his compensation. The Company has adopted a formal written Compensation Committee Charter addressing the officer and director compensation process. The Company’s Compensation Committee Charter is available on the Company’s website at www.exeterresource.com.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is or has been an executive officer or employee of the Company or any of its subsidiaries or affiliates. No executive officer of the Company is or has been a director or a member of the Compensation Committee of another entity having an executive officer who is or has been a director or a member of the Compensation Committee of the Company.

Communications with the Board of Directors

Shareholders wishing to communicate with the Exeter Board should send correspondence to the Company’s principal business address as disclosed at the top of this Information Statement, to the attention of the Corporate Secretary. The Corporate Secretary will review correspondence and ensure that all correspondence dealing with legitimate Company issues is presented to the Exeter Board.

EXECUTIVE COMPENSATION

For the purposes of this Information Statement, a Named Executive Officer (the “Named Executive Officers” or “NEOs”) of the Company means:

(a)	a chief executive officer (“CEO”);

(b)	a chief financial officer (“CFO”);

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	any individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

For the purposes of this Information Circular, “executive officer” of the Company means an individual who at any time during the year was the Chair, or a Vice Chair or President of the Company; any Vice President in charge of a principal business unit, division or function including sales, finance or production; and any officer or other individual who performed a policy making function in respect of the Company.

As at December 31, 2016, the end of the most recently completed financial year of the Company, the Company had five Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Compensation Discussion and Analysis

The Company does not have a formal compensation program. However, the Compensation Committee of the Exeter Board meets to discuss and determine the recommendations that it will make to the Exeter Boardregarding management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other junior mineral exploration companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings.

The Compensation Committee is currently composed of Robert G. Reynolds, John C. Simmons and Julian Bavin, all of whom are independent directors, applying the definition set out in Section 803A and 805(c)(1) of the NYSE MKT Company Guide.

The majority of the members of the Compensation Committee have direct experience which is relevant to their responsibilities in executive compensation as they have been previously, or are currently, involved with compensation matters at other companies, both public and private, at which they are or were senior executives or directors.

Skills and experience that enable the Compensation Committee to make decisions on the suitability of the Company’s compensation policies and practice include:

Robert G. Reynolds:	Mr. Reynolds is a member of the Audit Committee of Rugby Mining Limited and is a director of Dacian Gold Limited and is a former Executive Director of Delta Gold Ltd.

John C. Simmons:	Mr. Simmons is a Chartered Accountant and has been involved in public practice in various capacities for over 40 years, including taxation and strategic planning matters as well as financial management and general business advisory. He has previously served as a director of a number of public companies.

Julian Bavin:	Mr. Bavin is a director of Prism Resources Inc. Previously, Mr. Bavin was involved in internal global compensation reviews while at Rio Tinto and has served as a director of a number of public companies.

The Compensation Committee considers and evaluates executive compensation levels on an annual basis, including when considered necessary, against available information for “peer group” companies, which are principally comprised of “junior mineral exploration” companies, to ensure that the Company’s executive compensation levels are within the range of comparable norms. In selecting peer group companies, the Compensation Committee primarily looks for public companies that are comparable in terms of business and size. During 2016 the Compensation Committee reviewed executive compensation levels and, in discussion management determined that the temporary reductions to certain executive and director remuneration of up to 30% implemented in October 2015 would be maintained through 2016. Those temporary reductions were reinstated to such previous base fees effective March 1, 2017 due to the increase in Company activity and improving conditions.

Currently, the principal components of the Company’s executive compensation packages are base remuneration, long-term incentive in the form of stock options, and a discretionary annual incentive cash bonus. The Company targets base remuneration, bonuses, and option based awards towards an upper level relative to peer companies for similarly experienced executives performing similar duties. Generally, awards are made within this range, although compensation is awarded above or below in cases of exceptional or poor corporate and/or individual performance or other individual factors relating to a Named Executive Officer. The Company benchmarks against upper compensation levels to attract and retain executives, and provide an incentive for executives to strive for better than average performance to earn better than average compensation and helps the Company to manage the overall cost of management compensation however it did not deem it necessary to benchmark in the 2016 year as remuneration for directors and certain NEO’s was temporarily reduced by 30% effective October 1, 2015 to recognize the challenging financial environment for resource companies.

While the Compensation Committee believes that it is important to use benchmarking data to assist it in determining appropriate ranges for executive compensation, it also considers other factors when awarding executive compensation, such as the overall financial strength of the Company, its exploration successes and equity financing success.

Base remuneration is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company.

The granting of incentive stock options provides a link between management compensation and the Company’s share price. It also rewards management for achieving results that improve Company performance and thereby increase shareholder value. Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the Named Executive Officer; current and expected future performance of the Named Executive Officer; the potential dilution to shareholders and the cost to the Company; general industry standards and the limits imposed by the terms of the Company’s stock option plan, as amended (the “Option Plan”) and the Toronto Stock Exchange (the “TSX”). The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each Named Executive Officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Option Plan, which are described under “Incentive Plan Awards” below.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the Named Executive Officers and if so, in what amount. A cash bonus may be awarded to reward extraordinary performance that has led to increased value for shareholders through strategic corporate transactions, property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts. Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

The Compensation Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Exeter Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers. In particular, the committee considers the impact on NEOs and other senior executives to ensure that they do not take undue risks. The Compensation Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

The Company does not have a formal policy prohibiting a NEO or director from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation and held, directly or indirectly, by the NEO or director.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for the three most recently completed financial years.

						Non-equity incentive plan compensation
Name and Principal Position	Year	Salary ($)		Share-based awards ($)	Option-based awards ($) (1)	Annual incentive plan (2)	Long-term incentive plan (2)	Pension value ($) (3)	All other compensation ($)	Total compensation ($)
Bryce G. Roxburgh,	2016	$140,000	(4)	Nil	Nil	Nil	Nil	Nil	Nil	$140,000
Co-Chairman	2015	$185,000	(5)	Nil	$354,375	Nil	Nil	Nil	Nil	$539,375
	2014	$200,000	(6)	Nil	Nil	Nil	Nil	Nil	Nil	$200,000

Yale R. Simpson,	2016	$83,169	(7)	Nil	Nil	Nil	Nil	Nil	Nil	$83,169
Co-Chairman	2015	$106,875	(8)	Nil	$194,198	Nil	Nil	Nil	Nil	$301,073
	2014	$120,000	(9)	Nil	Nil	Nil	Nil	Nil	Nil	$120,000

Wendell M. Zerb,	2016	$245,000	(10)	Nil	Nil	Nil	Nil	Nil	$6,000	$251,000
President and Chief	2015	$323,750	(11)	Nil	$359,417	Nil	Nil	Nil	$6,000	$689,167
Executive Officer	2014	$350,000	(12)	Nil	Nil	Nil	Nil	Nil	$6,000	$356,000

Cecil R. Bond,	2016	$175,000	(13)	Nil	Nil	Nil	Nil	Nil	Nil	$175,000
Chief Financial Officer	2015	$231,250	(14)	Nil	$253,100	Nil	Nil	Nil	Nil	$484,350
	2014	$250,000	(15)	Nil	Nil	Nil	Nil	Nil	Nil	$250,000

S. R. Jeremy Perkins,	2016	$267,088	(16)	Nil	Nil	Nil	Nil	Nil	Nil	$267,088
VP Development & Operations	2015	$269,172	(16)	Nil	$68,350	Nil	Nil	Nil	Nil	$337,522
	2014	$249,141	(16)	Nil	Nil	Nil	Nil	Nil	Nil	$249,141

(1)	The Company used the Black-Scholes option pricing model for determining the fair value of stock options issued at grant date. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised. Expected annual volatility (2015 – 60%); Risk-free interest rate (2015 – 0.59% – 0.90%); Expected life (2015 – 5 years); Expected dividend yield (2015 – 0.0%).
(2)	The Company does not currently have a formal annual incentive plan or long term incentive plan for any of its executive officers, including its Named Executive Officers, but may award discretionary bonus payments from time to time.
(3)	The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.
(4)	The Company paid a fee of $11,666.67 per month during the financial year ended December 31, 2016 to Rowen Company Limited (“Rowen”) a company controlled by Mr. Roxburgh. The fee was reduced in 2015 due to the voluntary temporary reduction in remuneration agreed to between Rowen and the Company. Subsequent to the financial year end, the fee was reinstated to the NEO’s respective base fee. See the information below this table regarding Rowen.

(5)	The Company paid a fee of $16,667.67 per month for the first nine months and $11,666.67 for the last three months of the financial year ended December 31, 2015 to Rowen. The decrease in the last three months was due to the voluntary temporary reduction in remuneration agreed to between Rowen and the Company.
(6)	The Company paid a fee of $16,667.67 per month during the financial year ended December 31, 2014 to Rowen.
(7)	The Company paid a fee of $10,208.33 per month during the financial year ended December 31, 2016 to Canaust Resource Consultants Ltd. (“Canaust”). Canaust is controlled by Mr. Simpson. The fee was reduced in 2015 due to the voluntary temporary reduction in remuneration agreed to between Canaust and the Company. Subsequent to the financial year end, the fee was reinstated to the NEO’s respective base fee. See information below this table regarding Canaust.
(8)	The Company paid a fee of $14,583.33 per month for the first nine months and $10,208.33 for the last three months of the financial year ended December 31, 2015 to Canaust. The decrease in the last three months was due to the voluntary temporary reduction in remuneration agreed to between Canaust and the Company.
(9)	The Company paid a fee of $14,583.33 per month for the financial years ended December 31, 2014 to Canaust.
(10)	The Company paid a salary of $20,416.67 for the financial year ended December 31, 2016 to Wendell Zerb (“Zerb”). The salary was reduced in 2015 due to the voluntary temporary reduction in remuneration agreed to between Zerb and the Company. Subsequent to the financial year end, the salary was reinstated to the NEO’s respective base salary.
(11)	The Company paid a salary of $29,167.67 per month for the first nine months and $20,417.67 for the last three months of the financial year ended December 31, 2015 to Zerb. The decrease in the last three months was due to the voluntary temporary reduction in remuneration agreed to between Zerb and the Company.
(12)	The Company paid a salary of $29,166.67 per month during financial year ended December 31, 2014 to Zerb.
(13)	The Company paid a fee of $14,583.33 during the financial year ended December 31, 2016 to 667060 B.C. Ltd. (“667060”), a company controlled by Mr. Bond. The fee was reduced in 2015 due to the voluntary temporary reduction in remuneration agreed to between 667060 and the Company. Subsequent to the financial year end, the fee was reinstated to the NEO’s respective base fee.

See the information below this table regarding 667060.

(14)	The Company paid a fee of $20,833.33 per month for the first nine months and $14,583.33 for the last three months of the financial year ended December 31, 2015 to 667060. The decrease in the last three months was due to the voluntary temporary reduction in remuneration agreed to between 667060 and the Company.
(15)	The Company paid a fee of $20,833.33 per month for the financial years ended December 31, 2014 to 667060.
(16)	Fees paid by the Company, based upon time charged, are paid to J Perkins & Associates Pty Ltd., a company controlled by Mr. Perkins.

The Company entered into consulting agreements dated as of September 1, 2014 with Bryce Roxburgh (“Roxburgh”), Cecil Bond (“Bond”) and Yale Simpson (“Simpson”) and the companies through which their services are provided.

Pursuant to the consulting agreement between the Company, Rowen of Hong Kong and Roxburgh (the “Rowen Consulting Agreement”), Rowen provides the services of Roxburgh to the Company, and provides for Roxburgh to serve as a director of the Company as elected and to hold office at the pleasure of the Exeter Board. Roxburgh is a beneficiary of Rowen. Pursuant to the Rowen Consulting Agreement the Company is required to pay Rowen a monthly consulting fee of $16,666.67 for Roxburgh’s services however Rowen and the Company agreed to a temporary reduction in the monthly fee commencing October 1, 2015 to $11,666.67 per month to recognize the financial difficulties in the junior mining industry. The Rowen Consulting Agreement had a term of two years, and upon expiry, was automatically extended for a further two years. See “Termination and Change of Control Benefits” below. Subsequent to the financial year end, on March 1, 2017, Rowan’s monthly consulting fee was reinstated to $16,666.67.

Pursuant to the consulting agreement between the Company, 667060 of British Columbia and Bond (the “667060 Consulting Agreement”), 667060 provides the services of Bond to the Company, and provides for Bond to serve as CFO of the Company at the pleasure of the Exeter Board. 667060 is controlled by Bond. Pursuant to the 667060 Consulting Agreement the Company is required to pay 667060 a monthly consulting fee of $20,833.33 for Bond’s services however 667060 and the Company agreed to a temporary reduction in the monthly fee commencing October 1, 2015 to $14,583.33 per month to recognize the financial difficulties in the junior mining industry. The 667060 Consulting Agreement had a term of two years, and upon expiry, was automatically extended for a further two years. See “Termination and Change of Control Benefits” below. Subsequent to the financial year end, on March 1, 2017, 667060’s monthly consulting fee was reinstated to $20,833.33.

Pursuant to the consulting agreement between the Company, Canaust of British Columbia and Simpson (the “Canaust Consulting Agreement”, Canaust provides the services of Simpson to the Company, and provides for Simpson to serve as a director of the Company as elected and to hold the office of Chairman at the pleasure of the Exeter Board. Canaust is controlled by Simpson. Pursuant to the Canaust Consulting Agreement the Company is required to pay Canaust a monthly consulting fee of $14,583.33 for Simpson’s services however Canaust and the Company agreed to a temporary reduction in the monthly fee commencing October 1, 2015 to $10,208.33 per month to recognize the financial difficulties in the junior mining industry. The Canaust Consulting Agreement had a term of two years, and upon expiry, was automatically extended for a further two years. See “Termination and Change of Control Benefits” below. Subsequent to the financial year end, on March 1, 2017, Canaust’s monthly consulting fee was reinstated to $14,583.33.

The Company entered into a three-year employment agreement dated as of February 2013 with Zerb as President & CEO, pursuant to which Zerb is entitled to a monthly base salary of $29,166.67. The employment agreement was renewed effective February 28, 2017. Zerb and the Company agreed to a temporary reduction in the salary commencing October 1, 2015 to $20,416.67 per month to recognize the financial difficulties in the junior mining industry. Subsequent to the financial year end, on March 1, 2017, Zerb’s base was reinstated to $29,166.67. For information as to termination and change of control benefits provided in the employment agreement see “Termination and Change of Control Benefits” below.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards – NEOs

The following table is a summary of all option-based awards and share-based awards to the Named Executive Officers that were outstanding at the end of the most recently completed financial year.

	Option Based Awards				Share Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of shares- based awards that have not vested	Market or payout value of shares- based awards not paid out or distributed ($)
Bryce G. Roxburgh	1,250,000	$0.56	Aug 20, 2020	$562,500	Nil	Nil	Nil
Yale R. Simpson	685,000	$0.56	Aug 20, 2020	$308,250	Nil	Nil	Nil
Wendell M. Zerb	1,500,000	$0.54	Aug 27, 2020	$705,000	Nil	Nil	Nil
Cecil R. Bond	1,000,000	$0.50	Sep 11, 2020	$510,000	Nil	Nil	Nil
S. R. Jeremy Perkins	250,000	$0.54	Aug 27, 2020	$117,500	Nil	Nil	Nil

(1)	In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. This amount is calculated as the difference between the market value of the securities underlying the options on December 31, 2016, being the last trading day of the Company’s shares for the financial year, and the exercise price of the option. The closing market price of the Company’s shares as at December 30, 2016 was $1.01. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the market value of the underlying securities on the date of exercise.

Incentive Plan Awards – Value Vested or Earning During The Year – NEOs

The following table is a summary of the value of awards vested or earned during the most recently completed financial year for the Named Executive Officers.

Name	Option-based awards Value vested during the year ($) (1)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year ($)
Bryce G. Roxburgh	$393,750	Nil	Nil
Yale R. Simpson	$215,775	Nil	Nil
Wendell M. Zerb	$416,250	Nil	Nil
Cecil R. Bond	$347,500	Nil	Nil
S. R. Jeremy Perkins	$69,375	Nil	Nil

(1)	Value vested during the year is calculated by subtracting the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the TSX on the last trading day prior to the vesting date) from the exercise price of the option.

Stock Option Plan

The Company has adopted the Option Plan. On May 31, 2013, shareholders approved an amended Option Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Option Plan, such that options granted under the Option Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant. At December 31, 2016, the maximum number of options issuable under the Option Plan was 8,866,025. The policies of the TSX require that all unallocated options, rights and other entitlements under a rolling stock option plan be approved by shareholders every three years. The Option Plan, was last approved by shareholders on June 7, 2016.

The Option Plan is a “rolling” 10% plan whereby the aggregate maximum number of common shares available for issuance under the Option Plan and all other security based compensation arrangements at any given time is 10% of the issued and outstanding common shares of the Company. The Option Plan of the Company is considered an “evergreen” plan, since the common shares covered by stock options which have been exercised shall be available for subsequent grants under the Option Plan and the number of stock options available to grant increases as the number of issued and outstanding common shares of the Company increases.

The purpose of the Option Plan is to attract and retain superior directors, officers, employees, consultants and other persons or companies engaged to provide ongoing services to the Company as an incentive for such persons to put forth maximum effort for the continued success and growth of the Company and in connection with these goals, to encourage their participation in the performance of the Company.

The Option Plan provides that stock options may be granted only to eligible persons (“Eligible Persons”), being directors, officers, employees, consultants, and consultant companies of the Company and any of its affiliates.

If a stock option is exercised, expires or otherwise terminates, the number of common shares in respect of such option will again be available for the purposes of the Option Plan.

The Option Plan may be terminated by the Exeter Board at any time, but such termination will not alter the terms or conditions of any option awarded prior to the date of such termination. Any stock option outstanding when the Option Plan is terminated will remain in effect until it is exercised or expires or is otherwise terminated in accordance with the provisions of the Option Plan.

The Option Plan provides that other terms and conditions including any vesting schedule as determined by the Exeter Board may be attached to a particular stock option. Where applicable, such vesting, terms and conditions will be referred to in a schedule attached to the option certificate.

The Option Plan provides that it is solely within the discretion of the Exeter Board to determine which Eligible Persons should receive stock options and in what amounts. The Option Plan does not provide for a maximum number of shares which may be issued to an individual pursuant to the plan and any other share compensation arrangement (expressed as a percentage or otherwise). However, unless the Company has received disinterested shareholder approval to do so, the aggregate number of common shares (i) issued to insiders within any twelve month period and (ii) issuable to insiders at any time, under the Option Plan or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of issued and outstanding common shares.

Options awarded under the Option Plan will be for a term not to exceed ten years from their award date. Unless the Company otherwise decides, in the event an option holder ceases to be a director, officer, consultant or employee of the Company other than by reason of death, his or her option will expire on the earlier of the expiry date stated in the option certificate (the “Fixed Expiry Date”) and the 90th day following termination of his or her relationship with the Company. Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director, officer, employee or consultant is terminated for cause (as such term is defined in the Option Plan). In the event of the death of an option holder, his or her option will expire six months after the date of death or on the Fixed Expiry Date, whichever is earlier. In the event of a change of control of the Company, the Exeter Board may, in its sole discretion, deal with outstanding options in the manner it deems fair and reasonable in light of the circumstances.

The price at which an option holder may purchase a common share upon the exercise of an option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the market price of the Company’s common shares as of the date of the award of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date is determined as the closing trading price of the Company’s common shares on the last trading day immediately preceding the Award Date and if there was no sale on the TSX on such date, then the last sale prior thereto, or otherwise in accordance with the terms of the Option Plan.

A stock option will be non-assignable except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity.

Under the terms of the Option Plan, if an option expires during a period in which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities, the option will expire ten business days after the black-out period is lifted by the Company.

Subject to the policies of the TSX, the Exeter Board may, at any time, without further action by its shareholders, amend the Option Plan or any option granted thereunder, in the following circumstances:

(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical grammatical or typographical nature;

(b)	to correct any defect, supply any information or reconcile any inconsistency in the Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Option Plan;

(c)	a change to the vesting provisions of any option or the Option Plan;

(d)	amendments to reflect any changes in requirements of any regulatory body or stock exchange to which the Company is subject;

(e)	a change to the termination provisions of an option which does not result in an extension beyond the original term of the option;

(f)	in the case of any option, the substitutions and/or adjustments contemplated under the adjustment provisions of the Option Plan;

(g)	the addition of a cashless feature, payable in cash or securities of the Company; and

(h)	a change to the class of eligible persons that may participate under the Option Plan,

provided that, in the case of any option, no such amendment may, without the consent of the participant, materially decrease the rights or benefit accruing to such participant or materially increase the obligations of such participant. Specific disinterested shareholder approval is required for any reduction in the exercise price of an option or any extension of the term of an option for an optionee who is an insider at the time of the proposed amendment.

Subject to any required action by the shareholders and any necessary approval of the regulatory authorities, the exercise price and the number of common shares which are subject to an option may be adjusted from time to time for share dividends, in the event of arrangement, amalgamation, reclassifications, reorganizations, or changes in the capital structure of the Company, and any other change that the Exeter Board in its sole discretion, determines equitable requires and adjustment to be made.

There are no stock appreciation rights associated with options granted under the Option Plan and there is no provision under the Option Plan to transform stock options into stock appreciation rights. The Option Plan must be approved and ratified by the shareholders of the Company every three years.

Common shares will not be issued pursuant to options granted under the Option Plan until they have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

Termination and Change of Control Benefits

The Company has entered into the Consulting Agreements with each of Rowen and Roxburgh, 667060 and Bond and Canaust and Simpson (the “Consulting Agreements”) and an employment agreement with Zerb (the “Employment Agreement”). Pursuant to the terms of the Consulting Agreements, where termination notice is given by the Company, other than for certain specified reasons, the Company will pay Rowen, 667060 or Canaust, as applicable, a lump sum equal to 24 times the monthly consulting fee under the agreement plus an amount equivalent to the highest annual bonus paid in the immediately preceding two years. Pursuant to the Employment Agreement, where termination notice is given by the Company, other than for certain specified reasons, the Company will pay Zerb, a lump sum equal to 24 times the monthly salary under the agreement plus an amount equivalent to the highest annual bonus paid in the immediately preceding two years. If no such annual bonus has been paid then the deemed annual bonus will be fifty percent of the annual fee payable to the consultant or employee under the applicable agreement excluding any temporary reductions. Where termination notice is delivered by either party within the 90-day period following a Change of Control (as defined below), the Company will pay Rowen, 667060 or Canaust, as applicable, a lump sum equal to 30 times the monthly consulting fee under the agreement, plus 2 times the annual bonus or deemed annual bonus and the Company will pay Zerb a lump sum equal to 24 times the monthly salary under the agreement, plus 2 times the annual bonus or deemed annual bonus.

For the purposes of the Consulting Agreements and the Employment Agreement, “Change Of Control” is defined as:

(i)	the sale, transfer or disposition of the Company’s assets in complete liquidation or dissolution of the Company; or

(ii)	the Company amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates, other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)

any Person or combination of Persons at arm’s length to the Company and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Exeter Board; or

(iv)	any Person or combination of Persons at arm’s length to the Company and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect; or

(v)	the removal, by extraordinary resolution to the shareholders of the Company, of more than 51% of the then Incumbent Directors of the Company, or the election of a majority of directors to the Exeter Board who were not nominees of the Incumbent Directors at the time immediately preceding such election

“Incumbent Director” means any member of the Exeter Board who was a member of the Exeter Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Exeter Board.

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency or entity however designated or constituted.

Had a notice of termination been given on December 31, 2016 in the circumstances described above, other than a Change of Control, Rowen would have been entitled to an immediate payment of approximately $500,000; 667060 would have been entitled to an immediate payment of approximately $625,000; Canaust would have been entitled to an immediate payment of approximately $437,500 and Wendell Zerb would have been entitled to an immediate payment of approximately $875,000.

Had a Change of Control occurred on December 31, 2016, and the Company determined that it would act in accordance with the provisions of the contracts and where such notice of termination was given under each of the Consulting and Employment Agreements, Rowen would have been entitled to an immediate payment of approximately $700,000; 667060 would have been entitled to an immediate payment of approximately $875,000; Canaust would have been entitled to an immediate payment of approximately $612,500 and Wendell Zerb would have been entitled to an immediate payment of approximately $1,050,000.

Pension Plan Benefits

The Company does not have any form of pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement. The Company does not have any form of deferred compensation plan.

Director Compensation

Effective January 1, 2012, non-executive directors received fees totalling $50,000 per annum payable quarterly. Commencing October 1, 2015 non-executive directors agreed to a temporary reduction in fees to $35,000 per annum payable quarterly. Subsequent to December 31, 2016, on March 1, 2017, director remuneration was reinstated to $50,000 per annum. The granting of incentive stock options provides a link between director compensation and the Company’s share price. Stock options are generally awarded to directors when they are first elected by the shareholders or appointed by the Exeter Board and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the director; current and expected future contribution of the director; the potential dilution to shareholders and the cost to the Company; general industry standards; and the limits imposed by the terms of the Option Plan and the TSX.

The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each director’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury.

Director Compensation Table

The following table is a summary of all compensation provided to the directors of the Company, who are each not also NEOs, for the most recently completed financial year.

Name (1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($) (2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert G. Reynolds	$35,000	Nil	Nil	Nil	Nil	Nil	$35,000
Julian Bavin	$35,000	Nil	Nil	Nil	Nil	Nil	$35,000
John C. Simmons	$35,000	Nil	Nil	Nil	Nil	Nil	$35,000

(1)	For disclosure regarding compensation for any directors whom are also NEOs, please refer to the “Summary Compensation Table” above.
(2)	The Company used the Black-Scholes option pricing model for determining the fair value of stock options issued at grant date. Such amounts, if any, do not represent actual amounts received by a director, as any gain, if any, will depend on the market value of the shares on the date that the option is exercised. See “Summary Compensation Table”.

Outstanding Share-Based Awards and Option-Based Awards

The following table is a summary of all option-based awards to the directors of the Company, other than those who are also NEOs that were outstanding at the end of the most recently completed financial year. There were no share-based awards outstanding at the end of the most recently completed financial year.

	Option Based Awards				Share Based Awards
Name (1)	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of shares- based awards that have not vested (#)	Market or payout value of shares- based awards not paid out or distributed ($)
Robert G. Reynolds	285,000	$0.56	Aug. 20, 2020	$128,250	Nil	Nil	Nil
Julian Bavin	285,000	$0.56	Aug. 20, 2020	$128,250	Nil	Nil	Nil
John C. Simmons	285,000	$0.56	Aug. 20, 2020	$128.250	Nil	Nil	Nil

(1)	For disclosure regarding option-based awards outstanding at the end of the most recently completed financial year for any directors whom are also NEOs, please refer to the “Outstanding Share-Based Awards and Option-Based Awards – NEOs” table above.
(2)	In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. This amount is calculated as the difference between the market value of the securities underlying the options on December 31, 2016, being the last trading day of the Company’s shares for the financial year, and the exercise price of the option. The closing market price of the Company’s shares as at December 30, 2016 was $1.01. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the market value of the underlying securities on the date of exercise.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company, other than those who are also NEOs of the Company.

Name (1)	Option-based awards Value vested during the year (2) ($)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year ($)
Robert G. Reynolds	$89,775	Nil	Nil
Julian Bavin	$89,775	Nil	Nil
John C. Simmons	$89,775	Nil	Nil

(3)	For disclosure regarding incentive plan awards for any directors whom are also NEOs, please refer to the “Incentive Plan Awards – Value Vested or Earned During The Year – NEOs” table above.
(4)	Value vested during the year is calculated by subtracting the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the TSX on the last trading day prior to the vesting date) from the exercise price of the option.

OWNERSHIP OF SECURITIES OF EXETER

As of June 8, 2017, there were 93,157,753 Common Shares issued and outstanding and 2,795,000 Common Shares issuable pursuant to the exercise of stock options.

Directors and Officers of Exeter

The names of the directors and officers of Exeter, their position(s) with Exeter, the number of Common Shares and stock options beneficially owned or over which control or direction is exercised by each of them (including the percentage of the outstanding Common Shares and stock options) and, to their knowledge after reasonable inquiry, by each of their respective associates and affiliates, are as follows:

Name	Position(s)	Number of Common Shares(1) and % of Outstanding Common Shares Beneficially Owned		Number of Exeter Options and % of Outstanding Exeter Options
Bryce G. Roxburgh	Co-Chairman, Director	Nil		Nil

Yale R. Simpson	Co-Chairman, Director	Nil		Nil

Robert G. Reynolds	Director	Nil		Nil

Julian Bavin	Director	Nil		Nil

John C. Simmons	Director	Nil		Nil

Wendell M. Zerb	President and Chief Executive Officer	1,300,000 1.38	(2) %	1,300,000 46.51%

S.R. Jeremy Perkins	VP Development & Operations	250,000 **	(3)	250,000 8.94%

Cecil R. Bond	Chief Financial Officer	700,000 **	(4)	700,000 25.04%

Robert Grey	Vice President Corporate Communications	370,000 **	(5)	370,000 13.24%

Notes:

** - Less than 1%

(1)	The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Exeter, has been furnished by the respective directors and officers of Exeter individually. The number of shares beneficially owned and the percentage of shares beneficially owned are based on 93,157,753 common shares as of June 8, 2017. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. and includes options that are exercisable within 60 days following June 8, 2017.
(2)	Includes 1,300,000 options exercisable within 60 days of June 8, 2017.
(3)	Includes 250,000 options exercisable within 60 days of June 8, 2017.
(4)	Includes 700,000 options exercisable within 60 days of June 8, 2017.
(5)	Includes 370,000 options exercisable within 60 days of June 8, 2017.

Other Persons

To the knowledge of the directors and executive officers of the Company (based solely upon public records and filings) the following person or company beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying 5% or more of the voting rights attached to all voting securities of the Company as at June 8, 2017:

Name	Number of Common Shares	Percentage*
Goldcorp Inc.	75,025,136	80.54%

*	Based on 93,157,753 common shares outstanding as of June 13, 2017.

Other than as described above, to the knowledge of the directors and officers of Exeter after reasonable inquiry, there are no securities of Exeter beneficially owned or over which control or direction is exercised by (i) any associate or affiliate of Exeter, (ii) any insider of Exeter (other than a director or officer of Exeter) or any associate or affiliate thereof, or (iii) any person acting jointly or in concert with Exeter.

By Order of the Board of Directors,

Cecil Bond

Chief Financial Officer

Vancouver, British Columbia

June 14, 2017